



et Oliva
red pepper spread
red peppers | coriander | walnuts
212 g | 7.75oz
et Oliva
fig & olive jam
fig | kalamata | laurel
212 g | 7.75oz
et Oliva
olive tapenade
kalamata | thyme | orange
212 g | 7.75oz
UNION KITCHEN

ETOL

et Oliva LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.50%
Target Raise Amount: $150,000
Offering End Date: November 21, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $25,000

Company Details:

Name: et Oliva LLC
Founded: March 9, 2021
Address: 1140 3rd Street NE, Fl-1
Washington, DC 20002

Industry: Specialty Canning
Employees: 1
Website: https://www.etoliva.com

Use of Funds Allocation:

If the maximum raise is met:

$80,000 (53.33%) – of the proceeds will go towards wages
$70,000 (46.67%) – of the proceeds will go towards manufacturing

Social:

Instagram: 133 Followers



SMBX



Business Metrics:

	FY21	YTD 8/31/2022
Total Assets	$16,107	$76,757
Cash & Cash Equivalents	$12,681	$73,830
Accounts Receivable	$3,175	$3,080
Short-term Debt	-$429	$3,043
Long-term Debt	-$644	-$2,788
Revenue	$12,776	$33,417
Cost of Goods Sold	$11,764	$26,224
Taxes	$0	$0
Net Income	-$11,300	-$79,112

Recognition:

et Oliva LLC sources, produces, and distributes high-quality Mediterranean food provisions. et Oliva evolved from a passion for great food and a desire to share that food and drink with friends and family. The flavors, while bright and ingredient focused, have complex histories that are enigmatic of a climate and people who continue to live in one of the most beautiful places in the world. et Oliva strives to create and bring these artisan flavors to your table. They are a small, independent LGBT owned and operated company.

About:

et Oliva LLC has been in business since 2021. They are a small, independent LGBT owned and operated company. They are passionate about food security and social justice and through their continued work, they are striving to make impacts in local food systems here and abroad. et Oliva has received press from George Washington University Magazine, Union Kitchen and Nosh.

For more information, contact our Customer Support Team at support@thesmbx.com

